March 17, 2023

VIA EDGAR

Irene Barberena-Meissner, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Webus International Ltd.

Registration Statement on Form F-1

Filed February 10, 2023

File No. 333-269684

Dear Ms. Barberena-Meissner,

On behalf of our client, Webus International Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 24, 2023, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting the Amendment No.1 to the Registration Statement on Form F-1 (the “Amendment No.1”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment.

Registration Statement on Form F-1

Risk Factors

1.	We note that you removed disclosure that was responsive to comment 5 from our December 22, 2022 letter in this public filing. Accordingly, we re-issue such comment. In particular, please disclose if at some point as you have the personal information of more than one million users after listing, or if you believe at any repeat registration statement, or merger, restructuring or other transaction you could be subject to a Cybersecurity Review or must report for such a review at that time.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has added the disclosures as follows:

“AllBright further advises us that if at any time in the future, a competent government authority determines that our data processing activities may affect national security, we may be subject to the cybersecurity review. If, at any time in the future, we reach the threshold of holding the personal information of more than one million users, we will voluntarily apply for Cybersecurity Review even though we are not explicitly required to do so. If we reach the threshold of holding the personal information of more than one million users after listing, we do not believe we will be subject to a Cybersecurity Review or must apply for such a review for any repeat registration statement, merger, restructuring, or other transaction based on AllBright’s advice.”

Liquidity and Capital Resources, page 89

2.	We note your disclosure that "[a]s of the date of this prospectus, [you] have mortgaged a building of RMB34,791,400 ($5,044,279) to obtain line of credit from Rural Commercial Bank in the amount of RMB7,000,000 ($1,014,905) with a three-year term from June 24, 2022 to June 23, 2025, and RMB5,200,000 ($753,929) with a five-year term from September 8, 2022 to September 7, 2027." Please expand your disclosure to describe all the material terms of the agreements underlying these lines of credit. In addition, file these agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 8.a. of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 89 of the Amendment No.1 to amend the material terms of the agreement underlying this line of credit. The Company has expanded disclosure to describe all the material terms of the agreements underlying these lines of credit and has filed the agreements as an exhibit to the Amendment No.1.

Regulations Relating to Cyber Security and Data Security

The Measures for Security Assessment for Outbound Data Transfer , page 114

3.	We note that you removed disclosure that was responsive to comment 9 from our December 22, 2022 letter in this public filing. Accordingly, we re-issue such comment. In particular, we note your disclosure that you do not anticipate transferring any user information outside of the PRC after the offering. Please revise to discuss instances when you would need to transfer user data outside of the PRC, if applicable.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has added the disclosures as follows:

“Furthermore, with the gradual relaxation of policies on the prevention and control of COVID-19 in the PRC, we anticipate outbound travel by PRC residents will increase significantly. Correspondingly, although we do not anticipate transferring any user information outside of the PRC after the offering, our PRC users may have the potential needs to make reservations inside PRC and enjoy travel services overseas. Under such circumstances, we may need to transfer user data outside of the PRC to Wetour or our overseas business partners to satisfy our PRC users’ needs and such user data is mainly the user’s information required for reservation such as the user’s name and contact information which we believe is not Important Data or sensitive personal information; if we cumulatively transfer abroad the personal information of more than 100,000 PRC users, we believe we will be subject to assessment by the CAC.”

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq. VCL Law LLP

cc:	Nan Zheng, Chief Executive Officer of Webus International Ltd.